

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 7, 2022

Donald T. Robinson
President and Chief Financial Officer
MVB Financial Corp
301 Virginia Avenue
Fairmont, WV 26554

> **Re: MVB Financial Corp**
> **Registration Statement on Form S-4**
> **Filed November 1, 2022**
> **File No. 333-268098**

Dear Donald T. Robinson:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please Jessica Livingston contact at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:    Jim Barresi